

March 13, 2013

Via E-mail
Timothy A. Dawson
Vice President & Chief Financial Officer
Cal-Maine Foods, Inc.
3320 Woodrow Wilson Avenue,
Jackson, Mississippi 39209

      Re: Cal-Maine Foods, Inc.
           Form 10-K for Fiscal Year Ended June 2, 2012
           Filed on August 6, 2012
           Form 10-Q for Fiscal Quarter Ended December 1, 2012
           Filed on January 8, 2013
           File No. 000-04892

Dear Mr. Dawson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 2, 2012

General

1.   In future filings, please confirm that you will reconcile disclosure related to the percentage of eggs produced by you as compared to the percentage purchased from outside producers. For example, your disclosure on page 5 indicates that company-owned facilities accounted for approximately 92% of your total fiscal 2012 egg production, while your disclosure on pages 9 and 19 state that you produce approximately 75% of the total number of shell eggs sold by you and purchase the remaining from outside producers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 29

2.   Please revise to discuss and analyze changes in your cash flows from operating activities. Your current presentation provides only the amount of cash flows provided by operating activities in each period.   We refer you to the guidance in Section IV(B)(1) of Financial Reporting Release No. 72 (Release 33-8350).   Please revise accordingly.

Item 7A – Commodity Price Risk, page 33

3.   We note that feed cost represents your largest element of farm egg production cost. You also have a risk factor stating that feed costs are volatile and changes in these costs can adversely impact results of operations and disclose herein that feed costs increased 19% year-over-year.   In addition, we also note that feed cost per dozen produced has increased significantly in fiscal year 2012 and interim 2013 relative to their comparable prior year periods. As such, we believe that you should expand your discussion to provide sensitivity analysis disclosures as provided in Item 305(1)(ii)(A) of Regulation S-K for a selected hypothetical change in commodity prices for corn and soybean meal. Please revise accordingly.

Item 8. Financial Statements and Supplementary Data

Note 1 – Investment Securities, page 42

4.   In the accounting policy, you state that cost basis for realized gains and losses on available-for-sale securities is determined on a specification identification basis, while note 16 discloses that average cost is used.   Please clarify and revise, as appropriate.

Note 3 – Inventories, page 49

5.   From your inventories accounting policy in note 1 (page 44), we note that flock costs are amortized over the productive lives of the flocks, generally one to two years.   It appears your table includes flock costs at its net carrying amount, including accumulated amortization.   As this is an amortizable asset, please disclose the gross inventory carrying cost and accumulated amortization of this inventory component as of the end of each balance sheet date.

6.   Please also separately disclose the amount of amortized flock costs and flock mortality charges that have been expensed to cost of sales in each of the annual reporting periods.

<u>Form 10-Q for Fiscal Quarter Ended December 1, 2012</u>

<u>Note 2 – Acquisitions (Maxim Acquisition), page 9</u>

7.   We are unclear how material this acquisition is on your results of operations, as you state that pro forma information was not available.   Please completely and clearly provide us with your computation of the income test detailing this significance of this acquisition based on the guidance in Rule 1-2(w)(3) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief